SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.
(Amendment No. 1)*

Agenus Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00847G705
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	00847G705

1	NAMES OF REPORTING PERSONS

Gilead Sciences, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,111,111

	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
11,111,111

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,111,111

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.3%[1]

12	TYPE OF REPORTING PERSON*
CO

1
Based on 256,831,180 shares of the common stock of the Issuer (“Common Stock”) issued and outstanding as of November 5, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2021.

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends the Schedule 13G filed by Gilead Sciences, Inc. on January 28, 2019. The Amendment was timely filed on February 10, 2022, but was improperly filed under EDGAR Form Type 13G (as an original Schedule 13G filing) instead of under Form Type 13G/A (as an amendment to Schedule 13G). The Amendment is hereby refiled in order to correctly reflect that the Amendment is not an original Schedule 13G. The information contained in this Amendment is unchanged from that filed on February 10, with the exception of this Explanatory Note.

Item 1(a)	Name of Issuer:

The name of the issuer is Agenus Inc. (the “Issuer”).

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Issuer’s principal executive offices are located at 3 Forbes Road, Lexington, Massachusetts 02421.

Item 2(a)	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed by Gilead Sciences, Inc. (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Person is 333 Lakeside Drive, Foster City, California, 94404.

Item 2(c)	Citizenship:
The Reporting Person is incorporated in the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP No.:

00847G705

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned: 11,111,111

(b)	Percent of class: 4.3%[2]

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: 11,111,111

	(ii)	Shared power to vote or direct the vote: -0-

	(iii)	Sole power to dispose or direct the disposition: 11,111,111

	(iv)	Shared power to dispose or direct the disposition: -0-

2	Based on 256,831,180 shares of Common Stock issued and outstanding as of November 5, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2021.

Item 5	Ownership of Five Percent or Less of a Class:

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13G is true, complete and correct.

Date: February 10, 2022

GILEAD SCIENCES, INC.

By:	/s/ Andrew D. Dickinson
Name:	Andrew D. Dickinson
Title:	Executive Vice President and Chief Financial Officer